Sullivan & Worcester LLP 1666 K Street NW Washington, DC 20006	T 202 775 1200 F 202 293 2275 www.sandw.com

  April 11, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 65

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on March 28, 2014 with respect to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to WMC Large Cap Research Portfolio and Invesco Mid Cap Value Portfolio, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 14, 2014. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Please confirm whether the Registrant will distribute a Summary Prospectus. If so, please provide a draft of the disclosure required by Rule 498(b)(1)(v) along with the correspondence filing.

Response: The Registrant confirms that it will distribute a Summary Prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April    , 2014, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

2.	Comment: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data (XBRL) files.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

3.	Comment: Please add the title of the securities being registered on the facing page of the filing.

Response: The Registrant will add the title of the securities being registered on the facing page of the upcoming filing.

4.	Comment: Please ensure that the date on each prospectus is the approximate date of effectiveness.

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April 11, 2014

Response: The Registrant confirms that the date of each prospectus will be the approximate date of effectiveness.

5.	Fees and Expenses Table

Comment: (a). Please add a footnote to the fee table line-item “Other Expenses” to indicate they are estimated for the year, consistent with Instruction 6(a) to Item 3 of Form N-1A.

Response: The Registrant notes that the Portfolios are not new funds, and that the Other Expenses are based on the expenses incurred during the last fiscal year, so no change has been made.

Comment: (b). Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

Comment: (c). For the WMC Large Cap Research Portfolio, please note the absence of any further description of the fee waiver in the prospectus. Please also note any recoupment period of any fees waived by the Adviser, if applicable.

Response: Contractual waivers and reimbursement agreements that will reduce the Portfolio’s expenses are described in the expense table, while voluntary agreements are described in the back of the statutory prospectus. Because there is no recoupment period of fees waived by the Adviser for these Portfolios or other information about the waiver, no further disclosure is deemed necessary by the Registrant.

Comment: (d). Please confirm and disclose to the Staff that the applicable Fee Waiver is incorporated in the expense example table only for the contractual period. Please also add the relevant disclosure to the preamble to the expense example.

Response: The fee waiver is contractually in place until April 30, 2015, as described in the footnote to the fee table. Therefore, the expense example table only includes the calculation of this waiver for the one year period, and the preamble states that the expense examples are calculated with the assumption that the fee waiver will expire after one year. Therefore, no additional disclosure has been added.

6.	Principal Investment Strategies

Comment: (a). Please revise the principal investment strategies description in the summary and statutory portions, so that the summary portion provides a concise summary of the fuller discussion of the investment strategies that should be described in the Additional Information section in the back of the prospectus.

Response: The Registrant has provided a description of each Portfolio’s principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C.3(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant therefore does not believe it is necessary to repeat the investment strategies again, and respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

Comment: (b). For the WMC Large Cap Research Portfolio, clarify in the statement of 80% investment policy that it invests in large cap companies rather than just refer to the indexes.

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April 11, 2014

Response: The Registrant has revised the statement of 80% investment policy as follows:

“Under normal circumstances, the Portfolio invests at least 80% of its assets in securities of large-capitalization companies. The Portfolio considers a company to be a large-capitalization company if it has a market capitalization at the time of purchase that falls within the market capitalization range of companies included in the Russell 1000® Index or the S&P 500 Index.”

Comment: (c). For each Portfolio that describes investments in derivatives, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. For example, the prospectus of Invesco Mid Cap Value Portfolio mentions specific derivatives investments in the strategies section, but the risk disclosures do not mention the specific derivatives. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI.

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments will be utilized by Invesco Mid Cap Value Portfolio.

7.	Principal Risks

Comment: (a). The risk disclosures provided should correspond with the principal investment strategies.

(a)(i). For WMC Large Cap Research Portfolio, the Staff notes the inclusion of American Depositary Receipts and rights and warrants in the strategies section that have no corresponding discussion in the risk disclosures.

(a)(ii). For Invesco Mid Cap Value Portfolio, the Staff notes the inclusion of equity-linked securities, partnerships and trusts in the strategies section that have no corresponding discussion in the risk disclosures.

Response: The Registrant believes the broader discussions of Market Risk, Foreign Investment Risk and Derivatives Risk sufficiently address the risks associated with these securities.

Comment: (b). The Market Capitalization Risk and Investment Style Risk disclosures should be more precise as to the Portfolios.

(b)(i). The WMC Large Cap Research Portfolio prospectus should refer to large cap and growth or value investing in the summary and fuller risk disclosures.

(b)(ii). The Invesco Mid Cap Value Portfolio prospectus should refer to mid cap and value investing in the summary and fuller risk disclosures.

Response: The Registrant believes the strategy disclosures along with the market cap and investment style risk disclosures provide investors with sufficient disclosure concerning the principal risks of investing in the Portfolio. In addition, the Registrant has removed the Investment Style Risk description for WMC Large Cap Research Portfolio to reflect the Portfolio’s lack of investment style focus.

Comment: (c). In light of the footnote to the performance table, please clarify or confirm whether the Principal Investment Strategies discussion on page 3 is still accurate, as it mentions both indexes.

Response: The footnote to the performance table has been revised as follows, so Registrant confirms that the disclosures in both locations are accurate:

“Effective February 3, 2014, the S&P 500 Index replaced the Russell 1000 Index as the primary benchmark of the Portfolio, and the Russell 1000 Index became the secondary benchmark. These benchmark changes were made because the S&P 500 Index and the Russell 1000 Index together more precisely reflect the market in which the Portfolio invests.”

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April 11, 2014

8.	Comment: In the Section Understanding the Trust, please confirm the number of portfolios in the trust - this section states there are 52 while the SAI states there are 50.

Response: The total number of portfolios in the Trust was 52. The SAI stated that it provides information about 50 portfolios, because two portfolios were described in a separate SAI. The numbers have been updated to reflect the number of portfolios as of the date of the SAI.

9.	Comment: Please delete the reference to Class C shares in the subsection Distribution Plans on page 14, and make the same change to the subsection Purchase and Redemption of Shares on page 17.

Response: The Registrant believes that an investor will understand the operation of the Trust’s Distribution Plans and purchases and redemptions of shares without disclosure that is tailored for each Portfolio of the Trust. The Registrant therefore respectfully declines to make the requested change.

10.	Comment: For the Share Valuation and Pricing disclosure on page 20, disclose all the required information under Item 11 or indicate to the Staff where information is reported. The Staff notes that page 166 of the SAI appears to be more responsive than what is currently reported in this section of the prospectus.

Response: The prospectus disclosure currently provides all of the information required by Item 11, including a description of how Portfolio shares are priced at their net asset value and detail about how assets that make up the Portfolio are valued. As the Staff correctly notes, further detail about how the Portfolio’s shares are priced is provided in the SAI. The Registrant believes the information in the prospectus is provided in a manner that is concise and accurate, and complies with the Form requirement.

11.	Comment: SAI – For those Fundamental Policies (1, 7, 8) that allow the Portfolios to invest “to the extent permitted by law,” add a summary after this section of what the law allows and any limits that apply.

Response: The requested disclosure has been added. Please see the Registrant’s response and corresponding changes to the similar comment in the correspondence filed on April 4 in response to SEC comments to Post-Effective Amendment No. 63.

12.	Comment: SAI – Please revise the table of the compensation paid to Trustees to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

Response: The Trustee compensation table includes the columns required by the Form N-1A. Because no Trustees receive pension or retirement benefits, a column for Estimated Annual Benefits upon Retirement has been omitted as permitted by Instruction 4 to Item 17(c).

13.	SAI – Disclosure of Portfolio Holdings

Comment: (a). Please disclose in more detail the procedures that the Trust uses to determine the disclosure of information about portfolio securities is in the best interests of the shareholders, including procedures to address conflicts between the interests of shareholders and those of the Adviser. See Item 16(f)(1)(vi).

Response: The disclosure in the SAI currently reflects the procedures of the Registrant, as adopted. The Chief Compliance Officer must make a good faith determination that any non-public disclosure of portfolio holdings is made in the best interests of the Portfolio’s shareholders, so any determination made by the CCO would require consideration of all applicable facts and circumstances that ultimately results in a decision that in the CCO’s opinion is in the best interests of the portfolio’s shareholders.

Comment: (b). On page 117, under Dissemination within MetLife Organization, disclose whether employees who receive the information have a duty not to trade on non-public information that they receive.

Response: Disclosure has been added to the SAI to clarify that dissemination of portfolio holdings may only be made to those employees who are subject to a duty to keep such information confidential, including a

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duty not to trade on any non-public information received. Please see the Registrant’s response and corresponding changes to the similar comment in the correspondence filed on April 4 in response to SEC comments to Post-Effective Amendment No. 63.

14.	Part C – Item 35 Undertakings

Comment: (a). Please revise undertaking 1 in light of prior SEC comments and include representations that 1) material amendments to the subsidiary’s advisory agreement must be approved by the Portfolio’s shareholders or the Portfolio’s Board of Trustees in the manner and to the extent that the Portfolio’s advisory agreement must be approved by the Portfolio’s shareholders or Board of Trustees and 2) the Portfolio’s shareholders will have the ability to vote to terminate the subsidiary’s advisory agreement to the same extent that they can vote to terminate the Portfolio’s advisory agreement.

Response: As discussed in the response to previous SEC comments, a Subsidiary is not required to be registered as an investment company and therefore is not subject to Section 15 of the 1940 Act. Accordingly, the Registrant respectfully declines to provide this undertaking. The Board of Directors of the Subsidiary, under the oversight of the Registrant’s Board of Trustees, will be responsible for the initial approval and annual continuation or termination of, or any amendments to, the agreement with the Subsidiary. The Board of Trustees of the Registrant will have oversight over each agreement between the subadviser and the Subsidiary through its oversight of the Board of Directors of the Subsidiary itself, as well as by approving and providing annual continuance of the agreement between the subadviser and the Registrant with respect to each Portfolio that invests in a Subsidiary.

Comment: (b). Please confirm that each Subsidiary’s Board of Directors will also execute the registration statement.

Response: The Registrant confirms that each subsidiary’s Directors will execute the registration statement.

15.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

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The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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EDGAR Operations Branch

April 11, 2014

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.
Michael Lawlor, Esq.
David C. Mahaffey, Esq.